FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 8, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 Second Quarter 2007 Results

Buenos Aires, August 8, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the second quarter ended June 30, 2007.

* Net income for 2007 second quarter was P$101 million. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2007 quarter was P$138 million. Petrobras Energía Participaciones S.A.’s net income for 2006 quarter was P$298 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

(1) Estimated figures on the basis of the best information available as of the date of issuance of the Financial Statements

Financial income (expense) and holding gains (losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*  In 2007 quarter net sales decreased P$97 million to P$1,112 million mainly due to a reduction in oil prices partially offset by increased gas sales volumes.

Daily crude oil sales volumes slightly decreased 0.5% to 130.8 thousand barrels of oil equivalent in 2007 quarter. Production volumes in 2007 declined 7% to 126 thousand barrels of oil equivalent per day, which reduction was mitigated by a decline in crude oil stock levels.

The drop in daily production of oil equivalent is mainly in line with the reduced oil production in Argentina and, to a lesser extent, in Ecuador. The reduced oil production in Argentina is basically attributable to the natural decline of mature fields and, to a lesser extent, the sale of Tupungato and Atamisqui oil fields in October 2006. In Ecuador, the reduction in production levels results from strikes by local communities that prevented normal operations in Block 18.

Crude oil sales dropped 9.8% to P$971 million in 2007 quarter mainly as a consequence of a 6% reduction in average prices, in line with international reference prices and, to a lesser extent, a 3.2% drop in sales volumes basically attributable to a reduced oil production in Argentina.

Gas sales increased 7% to P$138 million in 2007 quarter as a consequence of the combined effect of a 3.7% rise in sales volumes and a 3.2% increase in average prices. The increase in gas sales volumes was mainly observed in Argentina due to the start-up of production in El Mangrullo field at the Neuquén Basin and increased production in Santa Cruz I field at the Austral Basin. Gas sales prices rose 26.7% in Argentina mainly due the implementation of scheduled price increases and the renegotiation of agreements with industrial clients in the domestic market and the passing through of higher duties to export prices. Conversely, gas prices in Bolivia declined 42.5% due to the new terms and conditions of the operating agreement.

*  Gross profit for this business segment decreased 23% to P$516 million in 2007 quarter. The respective margin on sales declined to 46.4% in 2007 quarter from 55.7% in 2006 quarter. The lifting cost increased 33% to P$16.5 per barrel of oil equivalent mainly due to the rise in fees for oil services and labor costs of operations in Argentina, within the framework of  general price increases. In addition, investments required to support production at matured fields in Argentina have a negative impact.

Refining

*  Operating income for the Refining and Distribution segment totaled P$104 million and P$90 million losses in 2007 and 2006 quarters, respectively.

*  Net sales for refined products rose 22.4% to P$1,395 million in 2007 quarter, mainly due to a 17% increase in sales volumes and, to a lesser extent, a 5% rise in sales prices derived from increased international spreads and higher domestic prices.

Crude oil volumes processed during 2007 quarter increased 16.7% to 76.5 thousand barrels per day as a consequence of the overall revamping at San Lorenzo Refinery at the end of 2006.

Total diesel oil sales volumes rose 11.2% to 491 thousand cubic meters in 2007 quarter, mainly due to an increased demand in the domestic market in line with a higher level of economic activity in the country.

Asphalts and heavy distillates sales volumes grew 46.1%, mainly due to the significant rise in fuel oil sales volumes as a result of an increased demand in the domestic market to supply industrial clients and electricity generation companies as a consequence of the restrictions in the supply of gas.

Total gasoline sales volumes decreased 8.9% to 183 thousand cubic meters due to the lower availability factor recorded in the Reformer Plant at Bahia Blanca Refinery attributable to maintenance works. Within this context, the Company prioritized the supply of the domestic market growing demand in line with the growth in motor vehicles in Argentina, over exports.

Petrochemicals

*  Net sales rose 18.4% to P$701 million in 2007 quarter, mainly due to improved sales prices, partly offset by reduced sales volumes.

Styrenics sales in Argentina increased 8.9% to P$269 million in 2007 quarter due to a 20% improvement in prices as a consequence of higher international reference prices, partly offset by a 10% reduction in sales volumes mainly due to operating delays in the logistics for ethylbenzene shipments to Innova in 2007 quarter. Polystyrene and bops sales volumes increased 9% in the domestic market as a result of the price control measures which implied restrictions on the import of products.

Styrenics sales in Brazil increased 31.7% to P$366 million in 2007 quarter, mainly due to a 33% improvement in prices in line with the increase in international reference prices and, to a lesser extent, a 2.3% rise in sales volumes, mainly polystyrene, attributable to the market growth, competitors’ shortage of supply and the incorporation of new clients.

Fertilizer sales dropped 16.2% to P$103 million in 2007 quarter, mainly due to a 30% decrease in sales volumes, partially offset by a 22% rise in sales prices. The reduction in sales volumes derives from a shrinkage in demand due to an increase in phosphate fertilizer prices.

*  Gross profit decreased 11.5% to P$85 million in 2007 quarter and gross margin on sales dropped to 12.1% in 2007 quarter from 16.2% in 2006 quarter, mainly in styrenics in Argentina, partly offset by improvements in styrenics in Brazil and in fertilizers due to the beforementioned improvement in sales prices.

Styrenics in Argentina were adversely impacted by the significant increase in the cost of raw material, labor and certain inputs, mainly gas, as a consequence of the application, during the period under review, of an additional charge in the gas transportation rate to finance gas field expansions. Such cost increases could only be partially passed through to sales prices.

*  Other operating income increased P$8 million to P$15 million in 2007 quarter, mainly due to a rise in the amount accrued for the tax incentive granted under the Fundopem program in Brazil, which totaled P$17 million and P$9 million in 2007 and 2006 quarters, respectively.

Hydrocarbon Marketing and Transportation

Breakdown of operating income excluding proportional consolidation of CIESA is as follows:

*   Sales revenues increased 22.7% to P$227 million in 2007 quarter, mainly due to the rise in gas sales prices.

Sales revenues from gas produced by the Company increased 35.6% to P$118 million in 2007 quarter mainly due to a 29% rise in sales prices as a result of higher export prices attributable to contract renegotiation and improved domestic prices derived from the implementation of scheduled price increases. Sales volumes rose 4.1% to 266,1 million cubic feet per day in 2007 quarter mainly due to the increase in the Company’s own production at the Neuquén basin.

Liquid fuels sales revenues increased 3% to P$69 million mainly due to a 6% increase in sales prices, in line with international reference prices, partially offset by a 2% decrease in sales volumes.

Sales revenues from gas and LPG brokerage services totaled P$40 million and P$31 million in 2007 and 2006 quarters, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

*  Net sales of electricity generation increased 3.4% to P$121 million in 2007 quarter, mainly due to a 28.1% improvement in energy average sales prices partially offset by a 19.3% reduction in sales volumes. The increase in sales prices is mainly attributable to the 7% rise in demand which, in the light of a stable generation supply, resulted in energy deliveries by less efficient thermal machines.

Net sales attributable to Genelba Power Plant increased 3.2% to P$97 million in 2007 quarter, primarily due to the net effect of improved sales prices and reduced sales volumes. The average sales price increased 28.2% to P$90.2 per MWh in 2007 quarter. Energy delivered fell 19.9% to 1,064 GWh in 2007 quarter, basically due to scheduled maintenance works performed in 2007 quarter. Along these lines, the plant factor and the availability factor decreased to an average of 69% and 74% in 2007 quarter compared to 94% and 97% in 2006 quarter, respectively.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased 8.7% to P$25 million in 2007 quarter as a result of the net effect of improved sales prices and reduced sales volumes. Average prices increased 32.8% to P$86.2 per MWh in 2007 quarter. In 2007 quarter, energy delivered declined 16.7% to 290 GWh primarily due to scheduled maintenance works.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 8/08/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney